Exhibit 99.(a)(1)(L)

LETTER DATED DECEMBER 21, 2007 FROM INVESTOR RELATIONS

RE: SUBSEQUENT OFFERING PERIOD

Dear Option Holder:

We are writing to inform you of your eligibility to participate in a subsequent offering period (the “Subsequent Offering Period”) of 20 business days that we are making available with respect to our Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock (the “Offer”). The Offer’s initial offering period (the “Initial Offering Period”) expired on December 20, 2007, at 5:00 p.m., U.S. Eastern time. Promptly following the expiration of the Initial Offering Period, we accepted for exchange and paid for all properly tendered Eligible Option Grants. The Subsequent Offering Period will expire on January 22, 2008, at 5:00 p.m., U.S. Eastern time, unless further extended. Please refer to our Offer to Exchange dated November 19, 2007 for the definition of any capitalized term not defined in this letter.

During the Subsequent Offering Period, we will accept and pay for all Eligible Option Grants promptly, as we receive them. In exchange for Eligible Option Grants tendered during the Subsequent Offering Period, we will issue shares of our common stock on a one-to-one basis, as we did during the Initial Offering Period. You are not required to pay us anything for the shares of our common stock we issue in exchange for your properly tendered Eligible Option Grants – other than, of course, tendering your Eligible Option Grant in accordance with the Offer. If you would like to receive another copy of our Offer to Exchange, which describes the Offer in additional detail, please contact Investor Relations in the manner described below.

The Offer is a voluntary program permitting eligible non-employee consultants to exchange stock options for shares of our common stock. The decision of whether or not to participate in the Offer is a personal one to be made based on each person’s unique circumstances. Please make sure to study carefully the Offer materials previously provided to you; they should provide all the information you need to make an informed decision.

Our goal in offering this program is to ameliorate the impact on our consolidated balance sheet and statement of operations of the fair value adjustment we are required to record at the end of each quarter for the change in the fair value of our fully-vested non-employee consultant stock options outstanding. Accordingly, you are not required to pay any additional consideration to us for the shares of our common stock you receive in exchange for your Eligible Option Grants under the terms of the Offer.

If you decide to participate in the Offer during the Subsequent Offering Period, you must complete and deliver an Election Form in accordance with its terms by 5:00 p.m., U.S. Eastern time on January 22, 2008, unless further extended, to Investor Relations located at 77 Great Valley Parkway, Malvern, Pennsylvania, 19355, fax the Election Form to Orthovita’s Investor Relations at (610) 640-2603 or email the scanned Election Form to investorrelations@orthovita.com. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

We will provide you with a letter confirmation of receipt of your Election Form within three (3) business days after receipt by us. Please feel free to contact Investor Relations at (610) 640-1775 or by email at investorrelations@orthovita.com for further assistance.

Sincerely,

/s/ Albert J. Pavucek, Jr.

Chief Financial Officer